SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2008

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

AUDIT COMMITTEE

ACTIVITIES REPORT FOR 2007

I - Introduction

The Audit Committee of Portugal Telecom, SGPS, SA (“PT SGPS” or “Company”) was initially set up in 2003 to fully comply with the Sarbanes-Oxley Act (“SOX”) and the regulations approved by the Securities Exchange Commission (“SEC”) and by the New York Stock Exchange (“NYSE”). Until 22 June 2007, the Audit Committee was an internal committee of the Board of Directors acting, under its delegation of powers and its charter.

On 22 June 2007, PT SGPS adopted an Anglo-Saxon corporate governance model, following the approval of amendments to its by-laws at the General Meeting held on the same day, aiming to harmonize its By-laws with the revision to the Portuguese Companies Code (“CSC”) resulting from Decree-Law 76-A/2006, of 29 March. The members of the current Audit Committee were also elected at the same General Meeting.

Accordingly, the Audit Committee approved its Charter, on 28 December 2007, in order to fully comply with the powers foreseen in national legal and regulatory rules applicable to this corporate body, whilst maintaining the duties required for the full compliance with the mandatory rules applicable to the so-called foreign private issuers in the United States of America.

As of 22 June 2007, the powers of the Audit Committee, as the Company’s supervisory body, were extended in accordance with article 423-F of the CSC, in particular regarding the following duties: (a) to propose the appointment of the Statutory Auditor to the General Meeting and to supervise his/her independence and activity; (b) to give an opinion on the Report and Accounts and proposals of the Company’s Board of Directors; and (c) to supervise the Company’s management and its compliance with the laws and By-laws.

Notwithstanding, according to the Company’s By-laws and its charter, the Audit Committee still has supervisory functions on the following matters: (i) quality and integrity of the financial information enclosed in the Company’s financial statements; (ii) qualifications and the independence of the Independent Auditors; (iii) quality, integrity and effectiveness of the internal control system; and (iv) the Company’s compliance with the laws, regulations, by-laws, recommendations and guidelines issued by competent authorities (similarly to the delegated powers conferred to the former internal committee of the Board).

This Committee hereby submits its report on the activities carried out in 2007, which, although the change to the Company’s corporate governance model, covers the activities performed or initiated during 2007, either by the former internal committee of the Board of Directors or the current Audit Committee, in light of the partial functional equivalence between these structures, the continuity of activities and maintenance of the majority of its members.

II - Activities

For the purpose of performing its powers, duties and responsibilities, the Audit Committee developed a wide range of activities over 2007 in the following areas:

(a)       Supervision of the quality and integrity of financial information enclosed in the Company’s financial statements

The Audit Committee periodically met with the Executive Director responsible for the preparation and disclosure of financial information (jointly with the accounting officers) and the Company’s Independent Auditors and Statutory Auditor, to analyze the compliance of the annual and half-year information with the legal, regulatory and accounting requirements in force.

Under its charter, the Committee also met, separately, with the Company’s Independent Auditors, in particular to discuss the Statement of Audit Standards no. 61 (SAS 61), the auditing process and internal control system, as well as the Internal Audit Function’s responsibilities and resources.

In this context, the Committee also reviewed the issues reported in the Independent Auditors’ annual report concerning to the main accounting criteria used, the accounting methods for unusual and/or frequent transactions, and to the material judgments.

We emphasize that the supervision of the compliance with and the adequacy of the accounting policies, procedures, practices and valuation criteria adopted, as well as the consistency and quality of the Company’s accounting and financial information, was mainly carried out through the analysis of the reports, reviews and audits prepared with the Independent Auditors, the Effective Statutory Auditor and the Internal Audit Department of PT SGPS.

Also in accordance with its powers foreseen in the Company’s By-laws and in its charter, the Audit Committee has given its opinion on: (i) the individual and consolidated Report and Accounts for the first semester of 2007, prepared by PT SGPS’s Board of Directors; and (ii) the individual and consolidated Report and Accounts as well as Management Report, for the year of 2007, to be submitted by the Board of Directors for the General Meeting’s approval. Pursuant to its legal duties, this Committee also participated in the Executive Committee’s meeting where the annual financial statements for the year ended in 2007 were discussed and approved.

This Committee, according to its functions under its charter and considering PT SGPS’s status as an issuer of securities listed on NYSE, was also responsible for: (i) reviewing the audited annual accounts included in the Form 20-F for 2007 filed before SEC and giving its opinion to the Board of Directors on whether such audited annual accounts should be included therein; (ii) a global revision of Form 20-F for 2007 filed before SEC; (iii) review the Section Operating and Financial Review and Prospects of the referred Form 20-F for 2007; and (iv) analyzing the procedures adopted by the Company in the context of the CEO and CFO Form 20-F annual certifications, within the overall supervision of the Company’s internal control system carried out in 2007.

The Committee also held meetings with the Disclosure Committee as a part of its disclosure monitoring process.

These procedures were conducted by the Audit Committee with the Executive Director responsible for preparing and disclosing financial information, (jointly with the accounting officers) for the purpose of preparing and disclosing the Company’s non-audited quarterly statements.

In addition to these activities directly related with the preparation and disclosure of financial information, and within its actions concerning the supervision of the internal control system and the Company’s compliance, the Committee reviewed, with the Internal Audit Department, the Independent Auditors and the Statutory Auditor of PT SGPS: (i) the compliance with the internal control rules in force regarding the closing and reporting processes and the scope, planning and resources for drawing up and disclosing financial information; and (ii) the issues posed to the Company by the financial market regulators and the responses presented.

(b)  –  Appointment and supervision of qualifications and independence of the Independent Auditors and Statutory Auditor

Under the Company’s By-laws and its charter, this Committee is responsible for appointing and establishing the compensation of the Independent Auditor, as well as submitting a proposal to the General Meeting for the appointment of the Statutory Auditor.

On the basis of our evaluation of its work, qualifications and independence of the Company’s Independent Auditor - Deloitte & Associados SROC SA -, the Committee decided to renew its contract for the financial year of 2007, establishing thereunder its remuneration. Under this renewal, we have obtained from the Independent Auditors the confirmation of their compliance with the applicable independence criteria foreseen in SEC’s regulations.

At the General Meeting held on 22 June 2007, the Audit Committee submitted a proposal for the appointment of P. Matos Silva, Garcia Jr, P. Caiado & Associados SROC, represented by Dr. Pedro Matos Silva, as Effective Statutory Auditor, and of Ascenção, Gomes, Cruz & Associado SROC, represented by Dr. Mário João de Matos Gomes, as Deputy Statutory Auditor, being such proposal so approved. The Committee also proposed the effective Statutory Auditor’s fees to the Compensation Committee, which were also approved. The Committee evaluated the independence and scope, terms and conditions of the services to be rendered by the Effective Statutory Auditor. Neither the

Effective Statutory Auditor nor the Deputy Statutory Auditor have rendered any additional services to the Company to date.

In accordance with the Company’s By-laws and its charter, the Audit Committee is exclusively responsible for pre-approving all services to be rendered by the Independent Auditors, namely tax advising and others. A periodic supervision of the hired services and fees was also performed. In this context, the Committee verified that: (i) it was observed the ratio defined for hiring non audit or audit related services, which currently have a low expression within the total hired services; and (ii) the hiring of these services complied with the established regulations. Additionally, the Committee supervised the compliance with SEC’s and NYSE’s rules constraining the hiring of auditors’ workers and imposing the rotation of the lead partner of the independent auditors firm responsible for the independent audit of the Company.

(c) - Supervision of quality, integrity and effectiveness of the internal control system, risk management and internal audit function

The quality, integrity and effectiveness of the internal control system are, in the opinion of this Committee, the main assurances of the Company management’s quality and of the compliance with the applicable legal, regulatory and statutory provisions.

The Company maintains an internal control and risk management system. The Executive management is responsible for its implementation, evaluation and enforcement. This system, in compliance with COSO (Committee of Sponsoring Organizations) methodology requirements, must be evaluated and revised, and is subject to annual audits by the Independent Auditors and Internal Audit Department. It has been certified by the Independent Auditors under SOX Section 404 for the financial year of 2007.

Also in this regard and as foreseen in its charter, the Committee discussed and has given a prior opinion to PT SGPS’s Executive Committee in favour of the 2007 Report on the Company’s internal control, drawn up under SOX Section 404 and in the context of Form 20-F.

During 2007, the Committee continued to pursue its activities of (i) supervision of the quality, integrity and effectiveness of the internal control system and risk management and (ii) improvements envisaging overriding any insufficiencies. Furthermore, the

Committee discussed and periodically analyzed the implementation of this system with the PT SGPS’s Executive Committee and the Group’s main subsidiaries. We highlight in this respect the following measures: (i) setting up of the Internal Control and Risk Management Office, in charge of this system’s management and maintenance; (ii) revision of the internal rules on the disclosure of related-party transactions; (iii) adoption of procedures aiming assessing the independence of members of the Board of Directors and incompatibilities, independence and expertise of the Audit Committee’s members.

The activities of this Committee on the supervision of the quality, integrity and effectiveness of the Internal Audit Function are detailed in (d) hereunder.

(d)       Overseeing the performance of the functions of the Independent Auditors, Statutory Auditor and Internal Audit Department

The Audit Committee activities’ on the supervision/assessment of the independence and work conducted by the Independent Auditors are described in (a) and (b) above.

Additionally, the Committee analyzed and approved the plans of activities of the Independent Auditors (including, inter alia, a description of the scope, planning and resources used and information on quality control procedures of the Independent Auditors) and held periodic meetings to evaluate their work and analyze its results.

Furthermore, the Committee obtained from the Independent Auditors: (i) audit reports on the individual and consolidated financial statements for the semester ended 30 June 2007 and the financial year ended 31 December 2007 (having given prior opinion to the Board of Directors on the basis of the memos and drafts of reports prepared by the Independent Auditors in this regard); and (ii) an audit report on the annual accounts included in Form 20-F for the financial year ended 31 December 2007 (which was also discussed with the Executive Committee).

In accordance with the Company’s By-laws and its charter, the Audit Committee is also responsible for the supervision of the auditing carried out by the Statutory Auditor, by examining and discussing the content of the legal certification (certificação legal de contas) of the individual and consolidated financial statements for the semester ended 30 June 2007 and the financial year ended 31 December 2007.

For the purpose overseeing the Internal Audit Function, this Committee evaluated and has given a prior opinion in favour of the financial resources allocated to the Internal Audit Department and of the risk assessment and work plans prepared by such Department. The Committee also held quarterly follow-up meetings on the activities carried out, and monthly meetings to analyze the main issues and the implementation by the Executive Committee of the proposals included in this Department’s reports.

The Audit Committee also approved the Executive Committee’s proposal to appoint the new Internal Audit Department Officer, as well as its remuneration and performance fees, following the dismissal of the former Officer at the end of 2007.

(e)        Whistleblowing and compliance

The Company has maintained, since 2005 and under this Committee’s direct functional responsibility, a whistleblowing system which ensures confidentiality and anonymity, in compliance with SOX and applicable legal provisions (so-called Sistema de Participações Qualificadas de Práticas Indevidas). It covers acts or omissions attributed to Group’s employees that may impact on the financial statements or on the information sent to SEC or impair the Group’s assets.

Within the whistleblowing system, this Committee has taken steps to ensure that all reported irregularities are duly received and forwarded. In 2007, the Committee also held periodic meetings with the Whistleblowing Office – an office with no decision-making powers that is responsible for handling complaints - so that the Committee could analyse and decide on reported matters as well as introduce improvements and ensure internal disclosure of the system.

In order to supervise the Company’s management and the compliance with the applicable legal, regulatory and statutory provisions, this Committee developed the activities in (a) to (e) above, including: (i) supervising the internal control system; (ii) assessing the statutory auditing review and the external and internal’s Company auditing; and (iii) discussing and reviewing the issues raised by supervisory authorities having impact on the financial information or on the compliance with accounting policies, to which have been given a full and timely response.

(f)           General Activities

The Audit Committee held 10 meetings in 2007, thus keeping regular meetings every two months, in regard to which were drew up minutes describing the resolutions taken and all statements.

The Audit Committee’s members participated in training courses to update their knowledge, in particular on relevant legal and regulatory changes, such as: (i) amendments to the Portuguese Securities Code implementing the “Transparency Directive”, as approved by Decree-Law 357-A/2007, of 31 October; and (ii) the revocation of Regulation 7/2001 by Regulation 1/2007 (in force as of 1 January 2009), both approved by CMVM (the Portuguese Securities Market Commission).

For the purpose of complying with its powers, the Committee held meetings with the Executive Committee’s members, Independent Auditors, the Effective Statutory Auditor, the Internal Audit Department and other employees of Portugal Telecom Group.

At the end of its activities for 2007, the Committee prepared a self-assessment report for such financial year and an action plan for 2008.

III – Conclusions

In light of the above said, the Audit Committee is of the opinion that it has carried out, throughout 2007, the tasks required for the compliance with its powers, duties and responsibilities, without facing any constraints and having the necessary resources for such purpose.

Lisbon, 27 March 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2008

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Prego

Nuno Prego
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.